Exhibit 99.3

RISK FACTORS

Except as set forth below, there have been no material changes to the Company’s risk factors as disclosed in Item 3.D. “Key Information—Risk Factors,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall vote together as one class on all resolutions submitted to a vote by the shareholders. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while (i) holders of Class B ordinary shares are entitled to ten votes per share and (ii) holders of Class C ordinary shares are entitled to 10,000 votes per share, except that we shall only amend, alter, modify or change the rights, restrictions, preferences or privileges of Class C ordinary shares with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares.

Each Class B ordinary share and each Class C ordinary share are convertible into one Class A ordinary share at any time at the option of the holder thereof, or subject to automatic and immediate conversion into one Class A ordinary share once certain conditions are met, while neither Class A ordinary shares nor Class C ordinary shares are convertible into Class B ordinary shares under any circumstances, neither Class A ordinary shares nor Class B ordinary shares are convertible into Class C ordinary shares under any circumstances.

Due to the disparate voting powers attached to these three classes, holders of our Class B ordinary shares and Class C ordinary shares have significant voting power over matters requiring shareholders’ approval. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We may be unable to comply with the applicable continued listing requirements of Nasdaq.

On October 20, 2022, we received written notification, or the Notification Letter, from Nasdaq, notifying us that we were not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(1)(C) requires companies to maintain a minimum market value of publicly held shares of at least US$5 million, and Nasdaq Listing Rule 5810(c)(3)(D) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on our market value for the 30 consecutive business days from September 8, 2022 to October 19, 2022, we no longer met the minimum market value requirement.

The Notification Letter does not impact our listing on the Nasdaq Global Market at this time, and in accordance with Nasdaq Listing Rule 5810(c)(3)(D), we have been provided 180 calendar days, or until April 18, 2023, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). To regain compliance, our market value of publicly held shares must exceed US$5 million for a minimum of ten consecutive business days. In the event that we do not regain compliance by April 18, 2023, we may be eligible for additional time to regain compliance, or may face delisting.

If we were not able to regain compliance within the allotted compliance period for this requirement or any other applicable listing standards, including any extensions that may be granted by Nasdaq, our ADSs would be subject to delisting. In the event that our ADSs are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline further.